December 4, 2013

VIA EDGAR

Tia L. Jenkins

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3651

Re:	Urban Outfitters, Inc.

Form 10-K for the Fiscal Year Ended January 31, 2013

Filed April 1, 2013

Form 10-Q for the Fiscal Quarter Ended April 30, 2013

Filed June 10, 2013

File No. 000-22754

Dear Ms. Jenkins:

This letter responds to the comment that the Staff of the United States Securities and Exchange Commission (the “SEC”) made in its letter to the Company dated November 20, 2013 with respect to the Staff’s review of the Company’s Form 10-K and Form 10-Q referenced above. For your convenience, we have repeated below in bold type the specific comment that the SEC made and have set forth the response of the Company immediately below the comment.

Form 10-Q for the Fiscal Quarter Ended April 30, 2013

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 20

1. We note your response to our comment in the letter dated October 7, 2013. With a view towards providing investors additional transparency, please provide us with proposed disclosure to be included in future filings that reflects your view that your retail stores and direct-to consumer-channel (DTC) have been substantially integrated to allow you to manage and analyze the results of your business based on a single “omni-channel” rather than through separate analysis of your retail stores and direct to consumer channels.

In response to the Staff’s comment, the Company plans to revise the first paragraph under “Overview – Retail Segment” in its Management’s Discussion and Analysis, and elsewhere in its reports as appropriate, to read as follows:

Our omni-channel strategy enhances our customers’ brand experience by providing a seamless approach to the customer shopping experience. We have substantially integrated all available shopping channels, including stores, websites and catalogs (online and through mobile devices). Our investments in areas such as marketing campaigns and technology advancements are designed to generate demand for the omni-channel and not the separate store or direct-to-consumer channels. Store sales are primarily fulfilled from that store’s inventory, but may also be shipped from any of our fulfillment centers or from a different store location if an item is not available at the original store. Direct-to-consumer orders are primarily shipped to our customers through our fulfillment centers, but may also be shipped from any store, or a combination of fulfillment centers and stores depending on the availability of a particular item. As our customers continue to shop across multiple channels, we have adapted our approach towards meeting this demand. Due to the availability of like product in a variety of shopping channels, we now source these products utilizing single stock keeping units (SKUs) based on the omni-channel demand rather than the demand of the separate channels. These and other technological capabilities allow us to better serve our customers and help us to fill orders that otherwise may have been cancelled due to out-of-stock positions. As a result of changing customer behavior and the substantial integration of the operations of our store and direct-to-consumer channels, we manage and analyze our performance based on a single omni-channel rather than separate channels and believe that the omni-channel results present the most meaningful and appropriate measure of our performance.

The Company acknowledges the following:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding the Company’s response to your comments, please contact me at (215) 454-7166 or Walter J. Mostek, Jr. at (215) 988-3330.

Very truly yours,

/s/ Francis J. Conforti
Francis J. Conforti
Chief Financial Officer